

LIGHTNING MOTORS CORPORATION

FINANCIAL STATEMENT
DECEMBER 31, 2021 and 2020

INDEX TO THE FINANCIAL STATEMENTS

Audited Financial Statements for the Years Ended December 31, 2021 and 2020



Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Lightning Motors Corporation's

Opinion

We have audited the accompanying balance sheets of Lightning Motors Corporation (a Delaware corporation) (the Company) as of December 31, 2021 and 2020, and the related statements of operations, shareholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Lightning Motors Corporation as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Lightning Motors Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses, negative cash flow from operations, and accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Lightning Motors Corporation's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

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Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Lightning Motors Corporation's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Lightning Motors Corporation's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP

Encino, California
February 14, 2023

LIGHTNING MOTORS CORPORATION
BALANCE SHEETS
As of December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
Assets		
Current Assets		
Cash	$ 40,075	$ -
Inventory	2,582,692	2,781,278
Prepaid and other current assets	27,474	23,576
Total current assets	2,650,241	2,804,854
Fixed assets, net	470,980	508,529
Right-of-use operating asset	70,689	115,375
Trademark	110,385	110,385
Total non-current assets	652,054	734,289
Total Assets	$ 3,302,295	$ 3,539,143
Liabilities		
Current Liabilities		
Accounts Payable and accrued liabilities	$ 159,184	$ 288,690
Customer deposits	99,480	140,869
Accrued interest	530,830	338,355
Related party promissory notes	1,036,500	991,500
Other promissory notes	100,000	100,000
Paycheck protection program and SBA loans	11,823	-
Equipment loans	-	26,904
Operating lease liability	46,972	44,686
Total current liabilities	1,984,789	939,504
Convertible notes, net	1,259,000	1,110,000
Paycheck protection program and SBA loans	181,345	315,700
Operating lease liability	23,717	70,689
Total non-current liabilities	1,464,062	2,487,889
Total Liabilities	$ 3,448,851	$ 3,427,393
Commitments and contingencies (note 12)		
Shareholders' Equity (Deficit)		
Preferred Class A Stock, par value $0.0001, 2,200,000 shares authorized, 2,200,000 shares issued and outstanding as of December 31, 2021 and 2020.	220	220
Preferred Class B Stock, par value $0.0001, 1,709,694 shares authorized, 494,277 shares issued and outstanding as of December 31, 2021 and 2020.	49	49
Common Stock, $0.0001 par value, 11,000,000 shares authorized, 4,425,882 and 4,445,729 shares issued and outstanding as of December 31, 2021 and 2020, respectively	442	445
Additional Paid in Capital	6,788,190	6,692,472
Accumulated deficit	(6,935,457)	(6,581,436)
Total Shareholders' Equity (Deficit)	(146,556)	111,750
Total Liabilities and Shareholders' Equity (Deficit)	$ 3,302,295	$ 3,539,143

The accompanying notes are an integral part of these financial statements.

LIGHTNING MOTORS CORPORATION
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
Revenue	$ 418,405	$ 223,878
Cost of Revenue	494,132	462,306
Gross Profit (Loss)	(75,727)	(238,428)
Operating Expenses		
Research and development	164,204	363,458
Salaries and benefits	66,934	31,541
Other general and administrative	65,876	107,728
Professional fees	32,515	9,057
Stock-based compensation	31,224	53,952
Depreciation and amortization	19,364	23,033
Total Operating Expense	380,117	588,769
Net Operating Loss	(455,844)	(827,197)
Other Income (Expense)		
Gain on forgiveness of debt	296,636	35,000
Inventory asset write-off	-	(165,000)
Impairment of equity-method investment	-	(63,197)
Interest expense	(194,813)	(168,797)
Total other income (expense)	101,823	(361,994)
Net Loss	$ (354,021)	$ (1,189,191)

The accompanying notes are an integral part of these financial statements.

LIGHTNING MOTORS CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDERS'EQUITY
(DEFICIT) For the years ended December 31, 2021 and 2020

For the year ended December 31, 2021

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2020	2,200,000	$ 220	494,277	$ 49	4,445,729	$ 445	$6,692,472	$ (6,581,436)	$ 111,750
Common shares issued from option exercise	-	-	-	-	21,941	2	38,395	-	38,397
Common stock returned to treasury	-	-	-	-	(46,560)	(5)	5	-	-
Common stock issued for services	-	-	-	-	4,772	-	8,373	-	8,373
Stock-based compensation	-	-	-	-	-	-	48,945	-	48,945
Net loss	-	-	-	-	-	-	-	(354,021)	(354,021)
Balance, December 31, 2021	2,200,000	$ 220	494,277	$ 49	4,425,882	$ 442	$6,788,190	$ (6,935,457)	$ (146,556)

For the year ended December 31, 2020

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2019	2,200,000	$ 220	494,277	$ 49	4,432,296	$ 444	$6,611,264	$ (5,392,245)	$ 1,219,732
Common shares issued for services	-	-	-	-	13,433	1	23,570	-	23,571
Stock-based compensation	-	-	-	-	-	-	57,638	-	57,638
Net loss	-	-	-	-	-	-	-	(1,189,191)	(1,189,191)
Balance, December 31, 2020	2,200,000	$ 220	494,277	$ 49	4,445,729	$ 445	$6,692,472	$ (6,581,436)	$ 111,750

The accompanying notes are an integral part of these financial statements.

LIGHTNING MOTORS CORPORATION
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities		
Net Loss	$ (354,021)	$ (1,189,191)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	48,945	57,638
Fair value of common stock issued for service	8,373	23,571
Inventory write-off	-	165,000
Impairment of inventory	151,442	17,939
Gain on forgiveness of debt	(296,636)	-
Depreciation and amortization	109,739	115,162
Amortization right-of-use asset	44,686	21,521
Changes in operating assets and liabilities:		
Other current assets	(3,897)	22,061
Inventory	47,143	(43,182)
Accounts payable and accrued expenses	(129,506)	177,157
Customer deposits	(41,389)	(39,426)
Accrued interest	192,475	166,071
Operating lease liability	(44,686)	(21,521)
Net cash used in operating activities	**(267,332)**	**(527,200)**
Cash flows from Investing Activities		
Purchase of fixed assets	(72,190)	(80,970)
Net cash used in investing activities	**(72,190)**	**(80,970)**
Cash flows from financing activities		
Proceeds from issuance of convertible notes	149,000	100,000
Proceeds from issuance of related party promissory notes	45,000	95,000
Proceeds from promissory notes	-	25,000
Repayment of promissory notes	-	(25,000)
Repayment of equipment loans	(18,500)	(16,474)
Proceeds from PPP loans	165,700	315,700
Proceeds from exercise of options	38,397	-
Net cash flow provided by financing activities	**379,597**	**494,226**
Net cash increase (decrease)	40,075	(113,944)
Cash at the beginning of period	-	113,944
Cash at the end of period	$ 40,075	$ -
Supplemental disclosure of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ -	$ -
Non-cash Investing and Financing Activities		
Initial recognition of right-of-use asset	$ -	$ 136,896
Issuance of convertible note for marketing material	$ -	$ 10,000
Forgiveness of PPP loan	$ 288,232	$ -
Forgiveness of equipment loan	$ 8,404	$ -

The accompanying notes are an integral part of these financial statements.

LIGHTNING MOTORS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Lightning Motors Corporation (the "Company", or "Lightning") was originally formed in the State of Delaware on September 10, 2007 ("inception").

The company is a manufacturer of premium high-performance electric motorcycles. The Company focuses on innovation in electric vehicle technologies to provide consumers with products that deliver a superior owner experience compared to gasoline alternatives. The company currently has four design patents: chassis design patent, strike bike design patent, lightning blade design patent, and lightning off-road design patent. In addition, the Company is recognized for its advanced technology innovations that are proprietary trade secrets.

Lightning builds the most technologically advanced motorcycles in the world, has won many racing competitions, and set several world speed's records. The Company's technology solutions have been used in various applications, from fuel cell hybrid electric buses, hybrid cars, electric motorcycles, electric All-Terrain Vehicle ("ATV"), electric yard trucks for ferrying shipping containers, professional ocean racing sailboat and many other areas.

The company executed a direct-to-consumer sales strategy to provide the best customer experience and to increase its gross margin. The company's business strategy is to first go to market with premium high-end products that build an aspirational company brand, then raise funds for forging, casting, and injection molding to create volume capacities, lower the part cost and streamline manufacturing processes that are required for the mass production.

The technology in the motorcycle market in general has trailed the car market by approximately three to six years. The company chose to first focus on developing its technology and subsequently time product delivery and production scale to the external market conditions to optimize efficiency in capital usage.

The company's current product offering includes:

- LS-218 bike is a street legal ultra-high-performance motorcycle. It has 240+ horsepower and a top speed in excess of 200 mph. Range is 140 miles with freeway speed 65 to 70 mph and 35 minutes DC level 3 charging. There is no electric motorcycle currently on the market with performance that meets or exceeds the top gasoline fueled motorcycles.
- Strike bike is a 600 to 800 cc equivalent bike. It has 148 horsepower with 150 mph top speed. Range is 150 miles at freeway speeds of 65 to 70 mph and 35 minutes DC level 3 charging.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern, liquidity and capital resources

As of December 31, 2021, the Company had approximately $40,000 in its operating bank accounts, and an excess working capital of $665,452. The Company has recorded a net loss of $354,021 for the year ended December 31, 2021, has an accumulated deficit of approximately $6.9 million as of December 31, 2021. Net cash used in operating activities for the year ended December 31, 2021, was approximately $0.3 million. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations through raising additional equity capital, debt financing or related party short term debts in order to continue the funding of its operations, research and development and drive further expansion. The Company also has the ability to reduce cash burn to preserve capital.

However, there is no assurance that the Company can raise enough funds or generate sufficient revenues to pay its obligations as they become due, which raises substantial doubt about our ability to continue as a going concern.

If the Company is unable to obtain sufficient additional capital, the Company may be required to reduce the near-term scope of its planned development and operations, which could delay implementation of the Company's business plan and harm its business, financial condition, and operating results. No adjustments have been made to the carrying value of assets or liabilities as a result of this uncertainty.

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. Such estimates include:

- Liability for legal contingencies.
- Useful lives of property, plant, and equipment.
- Assumptions used in valuing equity instruments.
- Deferred income taxes and related valuation allowance.
- Going concern.
- Slow-moving inventory impairment
- Assessment of long-lived assets for impairment and intangible.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents. Cash is deposited with what we believe are highly credited, quality institutions. The deposited cash may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits. At December 31, 2021 and 2020, the Company does not hold any cash in excess of FDIC limits. At December 31, 2021, the Company had no cash equivalents.

Inventory

Inventories are stated at the lower of cost or net realizable value with cost being determined using a standard cost method, which approximates average cost. Provisions are made to reduce excess or obsolete inventories to their estimated realizable value.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the double declining balance method over the estimated useful lives of the respective assets:

Classification	Life
Furniture and fixtures	5-10 years
Machinery and equipment	5-10 years
Vehicles	5 years
Tooling and mold	5-15 years
Computer and equipment	5-10 years

Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term.

Impairment of Long-Lived Assets:

In accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 360, property, plant, and equipment, and long-lived assets are analyzed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. No impairment was recognized during the years ended December 31, 2021 and 2020.

Intangible Assets

The Company records its intangible assets at cost in accordance with ASC 350, Intangibles - Goodwill and Other. The Company reviews the intangible assets for impairment on an annual basis or if events or changes in circumstances indicate it is more likely than not that they are impaired. The Company intangible asset include trademarks.

These events could include a significant change in the business climate, legal factors, a decline in operating performance, competition, sale, or disposition of a significant portion of the business, or other factors. If the review indicates the impairment, an impairment loss would be recorded for the difference of the value recorded and the new value. For the years ended December 31, 2021 and 2020, there were no impairment losses recognized for intangible assets.

Accounts Receivable

Accounts receivable are presented net of an allowance for doubtful accounts. In addition, the Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer's historical payment history, current creditworthiness, and current economic trends. Accounts are written off after exhaustive efforts at collection. The Company fully reserved the balance of its accounts receivable for total amount of $37,776 as of December 31, 2021 and 2020. The gross amount of the Company's accounts receivable was $37,776 as of January 1, 2020.

Fair value of financial instruments

The Company adopted the provisions of FASB Accounting Standards Codification ("ASC") 820 (the "Fair Value Topic") which defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements.

The carrying amount of the Company's financial assets and liabilities, such as cash, prepaid and other assets, inventory, accounts payable and accrued expenses, other liabilities approximate their fair value because of the short maturity of those instruments. The Company's convertible notes, promissory notes with related party and other notes approximates the fair value of such liabilities based on the short term of such instruments and based upon management's best estimate of interest rates that would be available to the Company for similar financial arrangements at December 31, 2021 and 2020.

Convertible Promissory Note

The Company accounts for convertible promissory notes in accordance with ASC 470-20, Debt with Conversion and Other Options. The Company evaluates embedded conversion features within convertible debt to determine whether the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in the Income Statement. If the conversion feature does not require recognition of a bifurcated derivative, the convertible debt instrument is evaluated for consideration of any beneficial conversion feature ("BCF") requiring separate recognition. When the Company records a BCF, the intrinsic value of the BCF is recorded as a debt discount against the face amount of the respective debt instrument with an offset to additional paid-in capital and amortized to interest expense over the life of the debt using the effective interest method.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB ASC to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Revenue recognition

The Company follows guidance from FASB Accounting Standards Codification ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). The guidance sets forth a five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed in U.S. GAAP. The underlying principle of the standard is that a business or other organization will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects what it expects to receive in exchange for the promised goods or services.

The Company determines revenue recognition through the following steps:
1. Identification of the contract, or contracts, with a customer.
2. Identification of the performance obligation(s) in the contract.
3. Determination of the transaction price.
4. Allocation of the transaction to the performance obligation(s) in the contract.
5. Recognition of revenue when, or as the Company satisfies a performance obligation.

The Company generates revenue from the sale of its electric motorcycles and from various engineering services. The Company has generated $418,405 and $223,878 of revenue during the years ended December 31, 2021 and 2020, respectively.

Disaggregated revenue by major source was as follows for the years ended December 31, 2021 and 2020:

	December 31, 2021		December 31, 2020
Revenue from the sale of motorcycles	$	175,790	$	154,611
Revenue from engineering service		240,850		66,669
Revenue from the sale of accessories		1,765		2,598
	$	418,405	$	223,878

In accordance with ASC 606, we have defined contracts as agreements with our customers in the form of purchase orders, packing or shipping documents, invoices. For each contract, we identify our performance obligations, which is delivering goods or services, determine the transaction price, allocate the contract transaction price to each of the performance obligations (when applicable), and recognize the revenue when (or as) the performance obligation to the customer is fulfilled. A good or service is transferred when the customer obtains control of that good or service. Prior to shipment, we test each motorcycle to ensure the motorcycle is in compliance with standard operating specifications.

Motorcycles and Related accessories

Revenues from the sale of motorcycles and accessories, are recorded when control is transferred to the customer, generally at the time of shipment. The Company offers standard, limited warranties on its motorcycles. These warranties provide assurance that the product will function as expected and are not considered a separate performance obligation. The Company accounts for estimated warranty costs as a liability when control of the product transfers to the customer.

Engineering Services

Pursuant to executed statements of work, the Company performs the following types of services:
- Electrical engineering services (use of printed circuit boards design tools to define, create the required processor, types of chips, number of layers for connectivity and electrical control and flow among all parts).
- Mechanical engineering services related to the motorcycle bike structure design.

The objective of this type of services is to test some of the agreed upon specifications to demonstrate functionality. The Company identified only one performance obligation as all of the promises are not distinct in the context of the contract and each promise requires significant integration and customization as they are highly interdependent. Revenue for these projects is recognized upon delivery of the agreed upon prototype at a point in time.

Income taxes

The Company follows Section 740-10-30 of the FASB ASC, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company follows the guidance of 740-10-25 of the FASB ASC ("Section 740-10-25") with regards to uncertainty in income taxes. Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its assets and/or liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state, and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

Stock-based compensation

FASB ASC No. 718, Compensation – *Stock Compensation* ("ASC No. 718"). Companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant. Equity award forfeitures are recognized at the date of employee termination.

Investment – Equity Method

The Company accounts for equity method investments at cost, adjusted for the Company's share of the investee's earnings or losses, which are reflected in the statements of operations. The Company periodically reviews the investments for other than temporary declines in fair value below cost and more frequently when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. As of December 31, 2020, Management believes the carrying value of its equity method investments was fully impaired. The Company recognized $63,197 of impairment loss related to its equity-method investment during the year ended December 31, 2020.

Research and Development

In accordance with FASB ASC 730-10, *Research and Development*, the Company charges all product research and development costs to expense in the period they are incurred. Research and development expenses consist primarily of personnel, tools, materials, and supplies for research and development activities.

Product research and development totaled $164,204 and $363,458 during the years ended December 31, 2021 and 2020, respectively.

Advertising Costs

Advertising costs are expensed as incurred and included in other general and administrative expenses on the statements of operations. Such advertising amounted to $9,874 and $17,766 for the years ended December 31, 2021 and 2020, respectively.

Operating Leases

The Company adopted FASB Accounting Standards Codification, or ASC, Topic 842, Leases ("ASC 842") which requires the recognition of the right-of-use assets and relating operating and finance lease liabilities on the balance sheet. Under ASC 842, all leases are required to be recorded on the balance sheet and are classified as either operating leases or finance leases. The lease classification affects the expense recognition in the income statement. Operating lease charges are recorded entirely in operating expenses. Finance lease charges are split, where amortization of the right-of-use asset is recorded in operating expenses and an implied interest component is recorded in interest expense.

The standard provided a number of optional practical expedients as part of transition accounting. The Company elected the "package of practical expedients", which allowed the Company to avoid reassessing its prior conclusions about lease identification, lease classification and initial direct costs under the standard.

Concentration of risk

Sales

During the year ended December 31, 2021, we had two significant customers, which accounted for approximately 71% of sales. During the year ended December 31, 2020, the Company had no customer concentration risk.

Supplier

During the years ended December 31, 2021 and 2020, the Company has no vendor concentration of risk.

Recently Issued Accounting Pronouncements Not Yet Adopted

In August 2020, the FASB issued "ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40)" ("*ASU 2020-06*") which simplifies the accounting for convertible instruments. The guidance removes certain accounting models which separate the embedded conversion features from the host contract for convertible instruments. Either a modified retrospective method of transition or a fully retrospective method of transition was permissible for the adoption of this standard. Update No. 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption was permitted no earlier than the fiscal year beginning after December 15, 2020. The Company has not adopted ASU 2020-06 during the year 2021 and is evaluating the impact of implementation on its financial statements, if any.

All other newly issued but not yet effective accounting pronouncements have been deemed to be not applicable or immaterial to the Company.

NOTE 3 – INVENTORY

Inventories are presented net of reserves and consist of the following at:

	December 31, 2021		December 31, 2020
Raw materials and components	$	2,079,296	$ 2,135,721
Work in process		414,242	440,013
Finished goods		89,154	205,544
Inventory at lower of cost or net realizable value	$	2,582,692	$ 2,781,278

During the years ended December 31, 2021 and 2020, the Company recognized $151,442 and $17,939 impairment charge, respectively, related to the write-down of inventory. Such amount is reported under cost of revenue in the statement of operations. During the year ended December 31, 2020, the Company recognized $165,000 of inventory write off due to the loss of inventory from theft. Such amount is reported under other expense in the statements of operations. No such amount was incurred during the year ended December 31, 2021.

NOTE 4 – FIXED ASSETS

Fixed assets consist of the following at December 31:

	December 31,	
	2021	**2020**
Machinery and Equipment	$ 336,322	$ 335,472
Tooling and mold	574,375	508,562
Furniture and Fixtures	114,640	114,640
Computer Equipment	56,093	50,566
Leasehold Improvements	5,677	5,677
Vehicles	4,887	4,887
Subtotal:	1,091,994	1,019,804
Less: Accumulated Depreciation and Amortization	(621,014)	(511,275)
Fixed assets, net	$ 470,980	$ 508,529

During the year ended December 31, 2021, the Company recorded $109,739 of depreciation and amortization expense, of which $90,375 are reported in cost of revenue and $19,364 are reported under operating expenses. During the year ended December 31, 2020, the Company recorded $115,162 of depreciation and amortization expense, of which $92,129 are reported in cost of revenue and $23,033 are reported under operating expenses.

NOTE 5 – INTANGIBLE ASSETS

The following table summarizes the balances as of December 31, 2021 and 2020, of the intangible assets acquired, their useful life, and annual amortization:

	December 31,	Remaining Estimated Useful Life (Years)
Intangible asset - trademark	$ 110,385	Indefinite
Total	$ 110,385	

The Company did not recognize any impairment of the trademark during the years ended December 31, 2021 and 2020.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following at December 31:

	December 31, 2021	December 31, 2020
Accounts Payable	$ 24,920	$ 56,731
Accrued salaries	26,617	-
Bank overdraft	-	24,878
Accrued payroll tax liabilities	107,647	207,081
Total Accounts payable and accrued liabilities	$ 159,184	$ 288,690

NOTE 7 – CONVERTIBLE NOTES PAYABLE

Convertible notes consisted of the following at December 31, 2021 and 2020:

	December 31, 2021		December 31, 2020	
Investor #1 - Convertible note, 7% interest, due July 2023	$	1,000,000	$	1,000,000
Investor #1 - Convertible note, 7% interest, due February 2024		100,000		100,000
Investor #1 – Convertible note, 7% interest, due June 2023		149,000		-
Investor #2 - Convertible note, 7% interest, due December 2023		10,000		10,000
Total Convertible Notes Payable	$	1,259,000	$	1,110,000
Less discount		-		-
Total Convertible Notes Payable		1,259,000		1,110,000
Less current portion		-		-
Total Notes Payable - long term	$	1,259,000	$	1,110,000

The Company incurred approximately $90,630 and $78,137 of interest related to these notes during the years ended December 31, 2021 and 2020, respectively. The Company has not paid any interest during the years 2021 and 2020. The balance of accrued interest amounts to $200,851 and $110,221 as of December 31, 2021, and 2020, respectively.

Investor #1 – Three unsecured convertible notes for aggregate principal of $1,249,000

On July 17, 2019, the Company and one investor executed a note purchase agreement under which the investor agreed to lend money to the Company for a total amount of $1,249,000 paid in three different closings in exchange for the issuance of three unsecured convertible notes. Each convertible note includes a seven percent (7%) interest per annum. Two of the notes for total principal of $1.1 million mature four (4) years from issuance and one note for total principal of $149,000 matures two years from issuance. On May 29, 2021, the Company executed an amendment to two of the convertible notes, under which the maturity date was extended to an additional two years. The investor can elect to convert the principal and accrued interest upon a qualifying financing at a discount to the qualifying financing purchase price per share payable in cash. Unless converted, the principal and accrued interests are payable at the earlier of the maturity date or the sale of the Company, whichever is sooner. The Company may not prepay the convertible note without approval from the investor. The convertible debt holder is also the holder of 32,472 shares of Series A (note 9).

Investor #2 – Unsecured convertible note of $10,000

On December 2, 2020, The Company executed an unsecured convertible note in the principal amount of $10,000, of which $10,000 was funded to the Company. The convertible note includes a 7% interest per annum and matures two years from issuance (December 2022), which was subsequently revised to December 2023. In the event that the Company issues and sells equity securities ("qualified financing") on or before the maturity date, then the holder can elect to convert the principal and accrued interest into the Company's common stock at a conversion price set at a set discount to the price per share payable in cash by the investors of a future qualified financing. Unless converted, the principal and accrued interests are payable at the earlier of the maturity date or the sale of the Company. The Company may not prepay the note prior to maturity unless approved by the investor.

The Company may not prepay the convertible note without approval from the investor.

NOTE 8 – RELATED PARTY LOAN PAYABLE – OTHER LOANS AND PPP LOAN

Related party promissory notes consisted of the following at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Aion Technology LLC, 7% interest – secured promissory notes – past maturity	$ 1,036,500	$ 991,500
Total related party promissory notes	1,036,500	991,500
Less current portion	(1,036,500)	(991,500)
Total related party promissory notes - long term	$ -	$

Aion Technology LLC (entity controlled by the Company's Chief Executive Officer)– Past maturity

Since July 2016, the Company executed a series of secured promissory notes for aggregate principal amount of $1,036,500 and $991,500 as of December 31, 2021, and 2020, respectively. The promissory notes carry a simple seven percent (7%) interest per annum are secured by a first priority security interest all of the Company's assets now existing or hereafter obtained or created. During the year ended December 31, 2021, the Company received additional $45,000 of short-term advances from its related party. The series of notes become fully payable at the earliest of 270 days from issuance or the date of any sale of the Company.

The Company incurred approximately $94,320 and $80,435 of interest related to these notes during the years ended December 31, 2021 and 2020, respectively. The Company has not paid any interest during the years 2021 and 2020. The balance of accrued interest was $306,083 and $211,763 as of December 31, 2021 and 2020, respectively.

Other promissory notes (non-related party)

Other promissory notes consisted of the following at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Doug Snyder unsecured promissory note, 7% interest – past maturity	$ 100,000	$ 100,000
Total other promissory notes	100,000	100,000
Less current portion	(100,000)	(100,000)
Total other promissory notes - long term	$ -	$ -

On September 4, 2018, the Company executed an unsecured promissory note in the aggregate amount of $100,000 due on the earlier of 270 days from issuance date or the sale of the Company. The note carries a simple interest rate of seven percent (7%) per annum. The balance of the note totals $100,000 as of December 31, 2021 and 2020.

The Company incurred approximately $7,525 and $7,499 of interest related to these notes during the years ended December 31, 2021, and 2020, respectively. The Company has not paid any interest during the years 2021 and 2020. The balance of accrued interest was $23,896 and $16,371 as of December 31, 2021 and 2020, respectively.

All of the promissory notes are past maturity date and are in technical default, however, the Company has not received any default notice as of December 31, 2021.

PPP Loan

On May 1, 2020, we entered into the Paycheck Protection Program loan ("PPP Loan"), with Citi Bank as the lender, in an aggregate principal amount of $165,700, pursuant to the Paycheck Protection Program under the CARES Act. The PPP Loan was evidenced by a promissory note (the "Note"). Subject to the terms of the Note, the PPP Loan bore interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, had an initial term of two years, and was unsecured and guaranteed by the Small Business Administration ("SBA"). The Note provided for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan could have been accelerated upon the occurrence of an event of default. During the year ended December 31, 2021, the Company recognized a total of $165,700 of loan forgiveness, which was reported in other income in the statements of operations. As of December 31, 2021, the balance of the loan is $0.

On February 2, 2021, we entered into the Paycheck Protection Program loan ("PPP Loan"), with Citi Bank as the lender, in an aggregate principal amount of $165,700, pursuant to the Paycheck Protection Program under the CARES Act. The PPP Loan was evidenced by a promissory note (the "Note"). Subject to the terms of the Note, the PPP Loan bore interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, had an initial term of two years, and was unsecured and guaranteed by the Small Business Administration ("SBA"). The Note provided for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan could have been accelerated upon the occurrence of an event of default. During the year ended December 31, 2021, the Company recognized a total of $122,532 of loan forgiveness, which was reported in other income in the statements of operations. As of December 31, 2021, the balance of the loan is $43,168.

Disaster Loan

On May 20, 2020, the Company received a $150,000 Economic Injury Disaster Loan ("EIDL Loan") from US Small Business administration ("the SBA") during the year ended December 31, 2020. This loan is payable monthly over 30 years at an annual interest rate of 3.75% commencing twelve months from the date of issuance. The balance of the disaster loan is $150,000 as of December 31, 2021 and 2020.

NOTE 9 – RELATED PARTIES

Aion Technology LLC, a company controlled by the Company's Chief Executive Officer and majority shareholder, has subscribed a series of promissory notes for aggregate amount of $1,036,500 and $991,500, as of December 31, 2021 and 2020, respectively. Such convertible note carries a 7% interest per annum and is past due. Accrued interest was $306,083 and $211,763 as of December 31, 2021 and 2020, respectively (note 8).

A debt holder of the Company is also the owner of 32,472 shares of Series A (note 7).

NOTE 10 – SHAREHOLDERS' EQUITY (DEFICIT)

The Company has authorized stock which have been designated as follows:

	Number of Shares Authorized	Number of Shares Outstanding at December 31, 2021		Par Value
Series A Preferred Stock	2,200,000	2,200,000	$	0.0001
Series B Preferred Stock	1,709,694	494,277	$	0.0001
Common Stock	11,000,000	4,425,882	$	0.0001

Series A Convertible Preferred Shares ("Series A")

On June 6, 2016, the Company filed an amended and restated certificate of incorporation with the Secretary of State of Delaware.

Each share of Series A shall be automatically converted into shares of common stock at any time upon the election of the holders of a majority of the outstanding Series A shares or immediately upon the closing of a qualifying event.

Each share of Series A is convertible into shares of common stock, determined by dividing the original issue price ("OIP") of $0.92 by the conversion price in effect, which is initially set as $0.92 and subject to standard anti-dilution provisions. Such conversion feature terminates upon a liquidation, winding up, dissolution or a deemed liquidation event.

The Series A are entitled to cash dividends only and if declared by the board at a rate of 8% of the OIP. Such dividends are non-cumulative.

The Series A holders have voting rights equal to the number of shares of Common Stock into which such respective shares of preferred stock could be converted.

Upon liquidation, the holder of Series A, shall be entitled to receive an amount equal to the original issue price initially set at $0.92, plus any accrued and unpaid dividends.

There was no activity during the years ended December 31, 2021 and 2020. As of December 31, 2021, and 2020, the Company has 2,200,000 shares of Series A outstanding.

Series B Convertible Preferred Stock ("Series B")

Each share of Series B shall be automatically converted into shares of common stock at any time upon the election of the holders of a majority of the outstanding Series B shares or immediately upon the closing of a qualifying event.

Each share of Series B is convertible into shares of common stock, determined by dividing the original issue price of $1.75 by the conversion price in effect, which is initially set as $1.75 and subject to standard anti-dilution provisions. Such conversion feature terminates upon a liquidation, winding up, dissolution or a deemed liquidation event.

The Series B are entitled to cash dividends only and if declared by the board at a rate of 8% of the original issue price. Such dividends are non-cumulative.

The Series B holders have voting rights equal to the number of shares of common stock into which such respective shares of preferred stock could be converted.

Upon liquidation, the holder of Series B, shall be entitled to receive an amount equal to the original issue price initially set at $1.75, plus any accrued and unpaid dividends.

There was no activity during the year ended December 31, 2021 and 2020. As of December 31, 2021, and 2020, the Company has 494,277 shares of Series B outstanding.

Common Stock

During the year ended December 31, 2021, the Company issued 21,941 shares of common stock from the exercise of stock options for approximately $38,400 in cash.

During the year ended December 31, 2021, the Company executed settlement agreement and mutual release with two existing common stock owners under which, the two owners surrendered an aggregate amount of 46,560 shares of common stock.

During the year ended December 31, 2021, the Company issued 4,772 shares of common stock for services for total fair value of approximately $8,400.

During the year ended December 31, 2020, the Company issued 13,433 shares of common stock for services for total fair value of approximately $23,600.

Equity Incentive Plan

In November 2014, the shareholders of the Company approved the 2014 Equity Incentive Plan (the "2014 Plan"), which provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, and restricted stock units awards to employees, directors, and consultants. The aggregate number of shares of Common Stock that may be issued pursuant to the Plan is limited to 1,500,000.

Stock Options

Stock option activities for the years ended December 31, 2021 and 2020, are as follows:

	Options		Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (years)
Outstanding at December 31, 2019	263,497	$	0.94	7.02
Granted	121,932	$	1.75	10.00
Cancelled	-	$	-	-
Exercised	-	$	-	-
Outstanding at December 31, 2020	385,429	$	1.20	7.09
Granted	178,625	$	1.75	10.00
Cancelled	(49,509)	$	1.75	9.78
Exercised	(21,941)	$	1.75	9.99
Outstanding at December 31, 2021	492,604	$	1.32	6.80
Exercisable at December 31, 2021	312,368	$	1.07	5.64

The following table summarizes the range of exercise price, weighted average remaining contractual life ("Life") and weighted average exercise price ("Price") for all stock options outstanding as of December 31, 2021:

Exercise Price		Options Outstanding		Options Exercisable
		Shares	Life (in years)	Shares
$	0.25	134,250	2.90	134,250
$	0.93	14,247	6.00	13,726
$	1.75	344,107	8.36	164,392
		492,604		312,368

The Black-Scholes option pricing model is used by the company to determine the weighted-average fair value of share-based payments. The weighted average grant date fair value of stock options issued during the year ended December 31, 2021, and 2020 was $0.90 per share. The Company's recognizes forfeitures as they occur. The fair value of options on the grant date was determined using the following weighted-average assumptions during the years ended December 31, 2021, and 2020.

	December 31, 2021	December 31, 2020
Risk-free interest rate	1.30%	0.41% - 1.79%
Expected stock price volatility	50.0%	50.0%
Expected dividend yield	0%	0%
Expected option term (years)	7.0	7.50
Forfeitures	None	None

As of December 31, 2021, the unrecognized compensation cost related to non-vested awards was approximately $174,200, which will be recognized over a weighted average remaining of 2.15 years.

NOTE 11 – INCOME TAXES

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that would impact the financial statements or related disclosures.

Deferred income tax assets and liabilities are computed annually for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax expense is insignificant for the year ended December 31, 2021. The Company operated at a loss and the deferred tax asset is offset by a corresponding valuation allowance. Deferred income tax is mainly comprised of net operating losses.

The Company has federal operating losses carryforward of approximately $4 million available at December 31, 2021.

The primary differences between income tax expense attributable to continuing operations and the amount of income tax expense that would result from applying domestic federal statutory rates to income before income taxes relate to state income taxes, and the recognition of a valuation allowance for net deferred income tax assets.

NOTE 12 – COMMITMENT AND CONTINGENCIES

Operating Leases

The Company entered into the following operating facility lease:

▪ ***Corbin Pacific, Inc. in Hollister, California*** – On June 1, 2020, the Company entered into an operating facility lease for its production assembly facility in Hollister, California with a thirty-six (36) month term.

The Company adopted ASC 842 as of January 2020. The Company has one operating lease for the Company's production assembly facility and accounts for this lease in accordance with ASC 842, which resulted in the recognition of a Right-Of-Use ("ROU") asset and operating lease liability of $136,896, as of January 1, 2020.

In accordance with ASC 842, the components of lease expense were as follows:

For the year ended December 31,	*2021*	*2020*
Operating lease expense	$ 49,235	$ 24,617
Total lease expense	$ 49,235	$ 24,617

In accordance with ASC 842, maturities of operating lease liabilities as of December 31, 2021, were as follows:

For the years ended December 31,	*Operating Lease*
2022	$ 49,235
2023	24,617
Total undiscounted cash flows	$ 73,852
Reconciliation of lease liabilities:	
Weighted-average remaining lease terms	1.4 Years
Weighted-average discount rate	5%
Present values	$ 70,689
Lease liabilities-current	46,972
Lease liabilities-long-term	23,717
Lease liabilities-total	$ 70,689
Difference between undiscounted and discounted cash flows	$ 3,163

Partnership with Enevate Corp.

In October 2021, the Company entered into a joint demonstration agreement with Enevate Corp. ("Enevate"), a pioneering battery innovation company featuring extreme fast charge and high energy density battery technologies for electric vehicles (EVs) and other markets, to equip Lightning's Strike Carbon motorcycle with Enevate's EV-sized extreme fast charge advanced lithium-ion cells. Enevate agrees to pay the Company an estimated $40,000 based on milestones pursuant to an executed statement of work.

Convertible notes and promissory notes

Future minimum payments under the convertible notes and promissory notes at December 31, 2021, are as follows:

For the years ended December 31,		Convertible Notes	Promissory Notes and other loans
2022	$	-	$ 1,148,323
2023		1,159,000	19,132
2024		100,000	19,132
2025		-	19,132
2026		-	10,498
Thereafter		-	113,451

Legal Contingencies

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 13 – SUBSEQUENT EVENTS

Management has evaluated events that have occurred subsequent to the date of these financial statements through February 14, 2023 and has determined that, other than those listed below, no such reportable subsequent events exist through the date the financial statements were issued in accordance with FASB ASC Topic 855, "Subsequent Events."

Subsequent to December 31, 2021, the Company executed a contingently convertible note in the aggregate amount of $1,000,000, with a three-year maturity, carrying an interest of seven percent (7%) per annum, which is convertible into common stock at the option of the holder upon the securement of a qualified financing with a conversion price set at 25% discount to market price.

Subsequent to December 31, 2021, one of the Company' convertible note holder, with a principal balance of $10,000 as of December 31, 2021(refer to note 7), agreed to extend the convertible note maturity date by additional one year to December 2023 with the same terms for no consideration.

Subsequent to December 31, 2021, the Company repaid $100,000 against the short-term advance owed to Aion Technology, LLC, a related party (refer to note 8).